EXHIBIT 99.1

EVS Announces Investors’ Exercise of Warrants: Brings Additional $1.2 Million in Cash to Balance Sheet

CAESAREA, Israel, Jan. 06, 2016 (GLOBE NEWSWIRE) --Elbit Vision Systems Ltd. (OTC:EVSNF), a pioneer in the science of camera-based automatic vision inspection for textile fabrics and technical webs, announced today that existing investors, Avi Gross and SMD Advanced Technologies Ltd., have exercised warrants previously issued in connection with their investments into an aggregate of 7,715,687 ordinary shares, constituting 8.28% of the issued shares of the Company, following the exercise. Avi Gross now holds a total of 17,027,864 ordinary shares of EVS constituting 18.27% of the Company’s issued shares and SMD Advanced Technologies Ltd., holds 6,000,000 ordinary shares constituting 6.44%. The total number of outstanding shares at EVS following the exercise, 93,207,242, and the cash from this exercise brings the current cash on the balance sheet to $3,200,000.

Sam Cohen, CEO of EVScommented,“The decision to convert these warrants to shares is a real vote of confidence in the future of EVS. These investors truly understand our vision and believe in the path we are taking to become the leader in automatic vision inspection for the textile industry. For EVS, this additional capital significantly strengthens our balance sheet and gives us additional working capital to fuel our growth.”

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency.  EVS' systems are used by over 800 customers, many of which are leading global companies.

This press release and other releases are available onwww.evs.co.il.

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

Company Contact Information:
Yaron Menashe, CFO
Tel: +972 4 6107609
yaron@evs.co.il

Investor Relations Contact:
Ehud Helft, Kenny Green
Tel: +1 646 201 9246
evs@gkir.com